Filed by Eagle Rock Energy Partners, L.P.
Commission File No. 001-33016
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Eagle Rock Energy Partners, L.P.
Commission File No. 001-33016

This filing relates to a proposed business combination (the “Merger’) involving Vanguard Natural Resources, LLC (“Vanguard”), a Delaware limited liability company, and Eagle Rock Energy Partners, L.P. (“Eagle Rock”), a Delaware limited partnership.

Additional Information about the Proposed Transactions

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Vanguard has filed with the Securities and Exchange Commission (the "SEC") a preliminary Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed merger. Vanguard and Eagle Rock also have filed and may file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard's internet website at http://www.vnrllc.com or by contacting Vanguard's Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock's internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock's Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203.

Participants in the Solicitation

Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be "participants" in the solicitation of proxies in connection with the proposed merger. Investors and security holders may obtain information regarding Vanguard's directors, executive officers and other members of its management and employees in Vanguard's Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard's proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock's directors, executive officers and other members of their management and employees in Eagle Rock's Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock's proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this communication, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Eagle Rock and Vanguard caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in Eagle Rock’s and Vanguard’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

July 30, 2015, 1:00 p.m. Central Standard Time
Second Quarter 2015 Conference Call Transcript
Chad A. Knips - Eagle Rock Energy G&P, LLC - Director Corporate Finance & Investor Relations:
Thank you Kevin, and thank you to our unitholders, analysts and other interested parties for joining us today on Eagle Rock Energy’s second quarter 2015 earnings call. Before we get started, there are a few legal items that I would like to cover.
First, I want to point out that remarks and answers to questions by Partnership representatives may refer to or contain forward-looking statements. Such remarks or answers are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, and such statements speak only as of today’s date or as of the date specified. The Partnership assumes no responsibility to update any forward-looking statements as of any future date. The Partnership has included in its Form 10-K as well as any other public filings, cautionary language identifying important factors, but not necessarily all factors, that could cause actual results to be materially different from those set forth in any forward-looking statements. Our SEC filings are publicly available on the SEC’s EDGAR System as well as on our website at www.eaglerockenergy.com.
Management may discuss its views on future distributions during this call. Management's objective around future distribution recommendations are subject to change should factors affecting the general business climate, market conditions, commodity prices, our specific operations, performance of our assets, estimates of maintenance capex, applicable regulatory mandates, or our ability to consummate accretive growth projects, differ from current expectations.
Actual future distributions will be determined, declared and paid at the discretion of the Board of Directors.
Presenters on this earnings call may use the non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow. You may find a reconciliation of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States on our website.
As a reminder, we will not have Q&A at the end of this call.

I will now turn the call over to Joe Mills, our Chairman and CEO, for a review of the second quarter results.
Joseph A. Mills - Eagle Rock Energy G&P, LLC - Chairman and Chief Executive Officer:
Thank you, Chad.
Good afternoon ladies and gentlemen, and thank you for joining us this afternoon to discuss Eagle Rock’s 2nd Quarter results.

Eagle Rock had a solid quarter of results. We announced last night Adjusted EBITDA of $25.7 MM for the quarter and distributable cash flow of $12.5 MM, resulting in distributable cash flow of $.082 per common unit. Our Adjusted EBITDA of $25.7 million was driven by higher production volumes, lower G&A and higher realized oil prices while being offset by lower natural gas and NGL prices.

We announced last week that our Board of Directors approved the payment of a distribution of $0.07 / unit to all unitholders of record on August 6th and it’s payable on August 14th. We have a Distribution coverage of over 1.17x Distributable Cash Flow for the second quarter.

Production during the quarter was up by over 4% as compared to our 1st quarter of this year. This marks the 4th consecutive quarter we have shown increasing volumes driven by our development program at SCOOP and STACK areas of western Oklahoma. Total Average daily production during the quarter was 83.1 MMcfe/d.

In addition, during the quarter we sold the remaining Energy Transfer Partners units we obtained from the sale of our Midstream Business back in 2014, which in the aggregate generated total proceeds of $197.8 million. We used the proceeds to continue to de-lever our Partnership and ended this quarter with a total debt of $145 MM, reducing our leverage ratio down to 1.2x Last Twelve Months Adjusted EBITDA. We have continued to maintain significant liquidity and a strong balance sheet during 2015 and protected our distribution with our robust hedge portfolio. Total liquidity as of June 30 totaled over $176 MM and we project our capital program to live within our cash flows during 2015.

Most importantly, we announced our Agreement and Plan of Merger with Vanguard Natural Resources on May 21, 2015. The merger with Vanguard remains on track toward closing. Eagle Rock and Vanguard will each hold their respective unitholder votes on Thursday, September 17th and subject to our respective unitholder approvals, we expect to close the merger shortly thereafter. We are excited about this merger and the opportunity to align with a partnership that has a proven track record of creating value for its unitholders.  This transaction will create a significantly larger and more diverse asset base and an opportunity to deliver significant value for our combined unitholders in the future.

Pursuant to the Merger Agreement, a subsidiary of Vanguard will merge into Eagle Rock. As a result of the transaction, Eagle Rock will become a wholly-owned indirect subsidiary of Vanguard. The transaction, which has been approved by the board of directors of both companies, will be a tax-free unit-for-unit transaction with an exchange ratio of 0.185 Vanguard common units per Eagle Rock common unit. Eagle Rock and Vanguard will coordinate to ensure that each Eagle Rock unitholder receives, either from Eagle Rock or Vanguard, a distribution for each month leading up to the merger. The merger is subject to customary closing conditions, including the approval by both the Vanguard and Eagle Rock unitholders of record as of August 6, 2015.

Now turning to our Second Quarter Operating Results. We participated in the drilling and completion of 13 gross or 1.2 net non-operated wells in the Mid-Continent region during the quarter. Drilling activity in the SCOOP and STACK plays of western Oklahoma continues to remain very active, even during this lower commodity price environment. We currently do not have any operated rigs operating as we laid down the operated rigs back in March. However, we remain very active with our partners developing the SCOOP and STACK reserves.

Currently we have a non-operated working interest in 28 wells that are either drilling or waiting on completion in the SCOOP and STACK plays.    The majority of these rigs are operated by either Continental Resources, Newfield, Devon and Vitruvian.    Our average WI in these developments is about 11%. We spent $22 MM during the 2nd quarter on capital, which is consistent with our spending plan and budget. Of the total $22 MM, $10 MM was maintenance capital and $12 MM was growth.

Total production for the quarter was 7.57 Bcfe, compared to 7.17 Bcfe in the first quarter of this year. Average daily production was 83.1 MMcfe/d, which compared to 79.7 MMcfe/d during the first quarter. Oil production increased 5% quarter over quarter and NGL production increased 3% quarter over quarter. Natural gas also increased almost 8% quarter over quarter.

The overall increase in production volumes was primarily driven by the strong performance from a full quarter’s contribution from three Golden Trend operated wells that we brought on-line late in the first quarter. These three wells have been strong performers and will continue to contribute to our full year production volumes. In addition, we have received a very nice boost from recently completed 3rd party operated wells in the Woodford “SCOOP” play and we expect these will also be strong contributors to our 2nd half of 2015 volumes.

Our Big Escambia Creek Plant runtime in the second quarter was over 97%, which included completing the previously disclosed and planned April turnaround, which was performed ahead of schedule. Impact of the BEC turnaround on production volumes during the quarter amounted to approximately 2.3 MMCfe/d of deferred production and increased our operating expenses by about $3.4 MM.

I will now turn the call over to Bob Haines to review in more detail our 2nd quarter financial results.

Robert M. Haines - Eagle Rock G&P, LLC, Senior Vice President and Chief Financial Officer:

Thank you Joe.

As Joe stated we reported on a consolidated basis Adjusted EBITDA of $25.7MM for the second quarter, as compared to the first quarter’s Adjusted EBITDA of $25.5MM. The $200K increase in Adjusted EBITDA is made up of the following items:

Revenues, excluding unrealized derivative gains, increased $2MM. This increase is comprised of the following:

•	A $1MM increase due to higher production volumes,

•	A $2.2MM increase from improved oil prices during the quarter, and

•	A slight decrease in realized hedge gains of $1.2MM.

We had realized hedge gains of $13.1MM for the second quarter, compared to $14.3MM in the first quarter 2015, as a result of higher oil prices.

Operating expenses, including taxes, increased $2.6MM due to the previously announced and scheduled Big Escambia Creek midstream plant turnaround project, and were partially offset by lower than expected ad valorem taxes.

General & Administrative expenses, excluding LTIP amortization and $2.6MM of merger-related costs, totaled $7.6MM for the second quarter, down 16% compared to first quarter 2015 and in line with our target run-rate of $7.3 - $7.7MM per quarter.

The Energy Transfer Partners units that we received in the sale of the midstream business in 2014 provided a $1 MM quarterly distribution, a 52% decrease from the first quarter, as we were actively selling units in the open market and used the proceeds to pay down debt and for general corporate purposes. As of June 30, 2015, we exited our position in ETP, having sold our total units for aggregate total proceeds of $197.8MM. During the time we held the Regency and ETP units, we received a total of $11.2MM in distributions on our held position.

Distributable Cash Flow per unit for the second quarter was $0.082 per unit, equivalent to $12.5MM. The 4% increase as compared to the first quarter DCF of $0.079/unit is mainly due to increased production volumes and improved oil prices impacting Adjusted EBITDA, partially offset by lower natural gas and NGL prices and increased operating expenses.

Distribution coverage was 1.17 times DCF, and as Joe mentioned earlier, we will pay the 2nd quarter distribution of $0.07 cents per unit on August 14th to unitholders of record on August 6th. With our better than expected operational and drilling program plus lower maintenance capital we expect to stay above 1.0x DCF coverage for the full year 2015.

For the second quarter we reported a net loss of $23.4 MM, and we did not record any impairments this quarter.

Our significant hedge positions for both oil and gas production provide future price stability for the Partnership as we face lower commodity prices in the near future. Based on the mid-point of our previous guidance of 76.5 MMcfe/d, we are 85% hedged on oil, 77% hedged on natural gas and ethane, and 85% hedged on NGLs for the remainder of 2015. We recognize there will likely continue to be pressure on commodity prices in the near-term, so during the 2nd quarter we hedged substantially all remaining additional hedgable NGLs for the remainder of 2015 and hedged almost half of our NGL production in 2016. We were very opportunistic and placed these NGL hedges before the collapse in NGL prices late in the 2nd quarter. We have also added a basis hedge on the Midland-Cushing differential for a portion of our Permian oil production in 2016. The current mark-to-market of our commodity hedge portfolio is approximately $104MM. For more specific details on our hedge portfolio, please refer to the Hedge Presentation located on our website.

Now let’s turn to our liquidity position. Our quarter-end leverage ratio is a very healthy 1.2 times. We ended the quarter with total borrowings of approximately $145MM dollars, comprised of our $51MM dollars of senior unsecured notes, which do not mature until 2019 and $94MM dollars outstanding under our revolving credit facility. During the quarter we continued to reduce our outstanding debt levels to provide us with ample liquidity for continuing operations. In order to preserve liquidity, we have not repurchased any of our units since the last update on February 23, 2015.

With that, I will turn the call over to Joe for some final comments.

Joseph A. Mills - Eagle Rock Energy G&P, LLC - Chairman and Chief Executive Officer:
Great, well thank you Bob I, appreciate that. Well ladies and gentlemen, I want to thank you for joining us this afternoon. We’re very very pleased with the overall results of our second quarter. I assure you the company remains very focused on its operational excellence and continuing to deliver growing volumes in 2015, and most importantly, we’re very focused on the closing of our merger transaction with Vanguard. So we look forward to hopefully seeing many of you at some upcoming conferences and we will certainly keep you updated as we get closer to the merger date of September 17th. So with that, we thank you and have a good afternoon.